December 13, 2012

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Robert Errett

Re:	AmeriCredit Automobile Receivables Trust 2011-5
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 29, 2012
File No. 333-170231-04

Ladies and Gentlemen:

On behalf of AFS SenSub Corp. (the “Registrant”) and AmeriCredit Automobile Receivables Trust 2011-5 (the “Issuing Entity”) and in response to the letter, dated November 21, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Chris A. Choate relating to the Form 10-K referenced above (the “Form 10-K”), we submit the following responses to the comments set forth in the Comment Letter. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Registrant’s and the Issuing Entity’s responses. Unless otherwise noted, the use of “we,” “us” and similar terms refer jointly to the Registrant and the Issuing Entity.

Additionally, we note that (i) we are responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

1. Item 1122 of Regulation AB. Compliance With Applicable Servicing Criteria, page 7. We are unable to confirm whether the identified material instances of noncompliance with the servicing criterion in Items 1122(d)(3)(i)(B) and 1122(d)(3)(ii) of Regulation AB that are identified in Wells Fargo’s Assessment of Compliance With Applicable Servicing are relevant to the transaction covered by the Form 10-K. Therefore, please tell us, with a view towards disclosure, whether the identified material instances of noncompliance in Wells Fargo’s Assessment of Compliance With Applicable Servicing Criteria are relevant to the transaction covered by the Form 10-K. Finally, please tell us what consideration you have given to including a sentence in the body of your Form 10-K indicating whether or not any identified material instance of noncompliance disclosed in any party’s report relates to the servicing criteria applicable to such party for the transaction covered by the Form 10-K.

Wells Fargo Bank, National Association (“Wells Fargo”) serves as trustee, trust collateral agent and backup servicer for the transaction covered by the Form 10-K and in such capacities Wells Fargo is responsible for performing certain of the servicing criteria listed in Item 1122(d) for the transaction. Wells Fargo assessed its compliance with the servicing criteria that it is required to perform across a platform of transactions (including the publicly-issued asset-backed securities transaction that is covered by the Form 10-K) for the twelve months ended December 31, 2011 and provided that assessment to us in accordance with its obligations set forth in

Section 4.10(e) of the Sale and Servicing Agreement that is incorporated by reference into the Form 10-K as Exhibit 4.3. That assessment is attached to the Form 10-K as Exhibit 33.2. We note that this Exhibit 33.2 includes both a Schedule A, in which certain material instances of noncompliance by Wells Fargo with the applicable servicing criteria across the subject platform and for the identified period are identified, and a Schedule B, in which Wells Fargo’s management provides additional disclosure about those material instances of noncompliance.

We separately confirmed with Wells Fargo that none of the material instances of noncompliance discussed in Exhibit 33.2 or the Schedules thereto relate to the transaction covered by the Form 10-K and that they instead relate to residential mortgage-backed securities transactions, a wholly separate asset class from this automobile loan contract asset-backed securities transaction. We determined that these instances of noncompliance that relate to other transactions in a distinct asset class do not represent material instances of noncompliance with the servicing criteria relating to this transaction. Based on our interpretation of Item 1122(c), the reported instances of noncompliance do not relate to this transaction, thus we believe additional disclosure regarding those reported instances of noncompliance is not necessary in the Form 10-K. However, we do acknowledge that if Wells Fargo had reported to us that any of the material instances of noncompliance did relate to the transaction covered by the Form 10-K then that would be material information to investors that should be disclosed on the related Form 10-K. Based on this reasoning, we confirm that in connection with future filings on Form 10-K we will perform the same analysis on third party’s assessments that we did for this transaction, namely that:

i.	we will review each assessment provided to us by a party participating in the servicing function to determine whether any material instances of noncompliance are reported therein;

ii.	if material instances of noncompliance are so reported, we will determine whether any of those instances relate to servicing criteria that the reporting party performs with respect to the subject transaction;

iii.	if we determine that the material instances of noncompliance do relate to such applicable servicing criteria, we will request that the party advise us whether any of those instances of noncompliance identified in its assessment relate to the subject transaction; and

iv.	if the reporting party responds that any of the reported instances of noncompliance do relate to the subject transaction, we will both (A) identify that fact in the related Form 10-K in accordance with Item 1122(c)(i) and (B) add further disclosure to such Form 10-K, if material, regarding the nature of the related instances of noncompliance and any remedial measures that were made to correct it and/or to prevent their recurrence.

2. Exhibits to Form 10-K, Exhibit 31. We note your certification does not follow the specific form and content provided in Item 601(b)(31)(ii) of Regulation S-K. For example, the certification includes introductory language not set forth in Item 601(b)(31)(ii). We also note that paragraph four of your certification omits certain language otherwise set forth in Item 601(b)(31)(ii). Please confirm that, in future filings, the certification you file will follow the specific form and content of Item 601(b)(31)(ii).

We confirm that in all future filings of Form 10-K the certification we file will follow the specific form and content of Item 601(b)(31)(ii).

3. Exhibits to Form 10-K, Exhibit 33 and Exhibit 34. We note that AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. are parties identified as participating in the servicing function; however, the Form 10-K does not include their reports on their assessment of compliance with the servicing criteria applicable to each of them. Further, the Form 10-K does not include a registered public accounting firm’s attestation report on each of these parties assessment of compliance with applicable servicing criteria. See Items 1122(a)-(b) of Regulation AB. We also note that GM Financial Company, Inc. has provided its Management’s Assertion Regarding Compliance with Applicable Servicing Criteria as Exhibit 33.1, but it is not clear what role GM Financial Company, Inc. plays in the servicing function. Please amend the Form 10-K to provide reports from AmeriCredit Financial Services, Inc. and General Motors Financial of Canada, Ltd. and any other party participating in the servicing function regarding their assessment of compliance with servicing criteria applicable to each of them and a corresponding attestation report from an independent accountant regarding each of these entities’ assessment, or tell us why an amendment is not necessary.

On October 1, 2010, AmeriCredit Corp., the parent and sole shareholder of AmeriCredit Financial Services, Inc. (the “Servicer”), became a wholly-owned subsidiary of General Motors Holdings LLC. Following the merger, AmeriCredit Corp. was renamed General Motors Financial Company, Inc. (“GM Financial Company, Inc.”). The Servicer continues to be a wholly-owned and the principal operating subsidiary of GM Financial Company, Inc. The Servicer is the parent and sole shareholder of General Motors Financial of Canada, Ltd. (“GMF of Canada”). For a discussion of why it would be redundant and therefore should not be necessary to provide separate assessments, attestations and compliance statements for GMF of Canada, please see our response to Item 4, below.

We acknowledge that Exhibit 33.1 to the Form 10-K (Management’s Assertion Regarding Compliance with Applicable Servicing Criteria provided by GM Financial Company, Inc.) and Exhibit 34.1 to the Form 10-K (Report of Independent Registered Public Accounting Firm provided by Deloitte & Touche LLP with respect to GM Financial Company, Inc.) should have been prepared in the name of the Servicer. This occurred due to a clerical error resulting from the recent acquisition of GM Financial Company, Inc. by General Motors. We acknowledge and agree that all future filings should be prepared only in the name of the Servicer and not in the name of its corporate parent.

However, we do not think it is necessary to file amended exhibits to the Form 10-K to correct this error as the existing Form 10-K allows investors to fully understand that reviews and assessments of the Servicer were appropriately performed and certified to by the Servicer’s parent entity and examined and opined on by its public accounting firm. Additionally, the Issuing Entity will soon be filing a Form 10-K for the fiscal year ending December 31, 2012, for which our assessment and the accountants’ attestation report will be properly prepared only in the name of the Servicer and not in the name of its corporate parent.

4. Exhibits to Form 10-K, Exhibit 35. We note that you identify General Motors Financial of Canada, Ltd. as an affiliated servicer and that the Form 10-K does not include a servicer compliance statement from this servicer. Please amend the Form 10-K to provide a servicer compliance statement from General Motors Financial of Canada, Ltd. in its capacity as an affiliated servicer, or tell us why an amendment is not necessary. Please refer to the instruction to Item 1123 of Regulation AB.

The Servicer services 100% of the automobile loans that it owns and that are included in securitizations it has sponsored, including the transaction that is covered by the Form 10-K. GMF of Canada is a wholly-owned subsidiary of the Servicer and exists for the sole purpose of owning one of the four servicing centers operated by the Servicer (the other centers are located in Texas, Arizona and North Carolina). GMF of Canada services the subject collateral according to the Servicer’s standardized servicing policies and procedures in precisely the same manner as the Servicer’s other servicing centers and on the same single, unified and interconnected software platform; it is subject to the same internal controls, and is overseen by the same personnel, as the Servicer’s other servicing centers; it is managed by the same officers as the Servicer; and its servicing functions are overseen, audited and assessed identically to, or as part of, the Servicer. GMF of Canada is a separate legal entity from the Servicer due solely to the location of one of our servicing centers in a foreign jurisdiction.

Therefore, we do not believe an amendment to the Form 10-K that provides a separate compliance statement (or a separate assessment or attestation) is necessary due to the manner in which GMF of Canada is owned and operated within the Servicer’s corporate hierarchy and the manner in which it services the collateral. While GMF of Canada is a separate legal entity from the Servicer, it is operated identically to the Servicer’s other servicing centers and not as a stand-alone entity (other than as is necessary for regulatory and corporate governance purposes). It would be redundant if we were to produce offering documents and periodic reports that provided disclosure about GMF of Canada as if it were a stand-alone servicer that had autonomy in performing its duties under the subject transaction. Instead, continuing to treat GMF of Canada as a servicing center of the Servicer (about whom all necessary disclosure and reports are provided that cover all of its operations, including those conducted through GMF of Canada) for disclosure and reporting purposes is both sufficient and appropriate.

i.	Ownership: GMF of Canada is 100% owned by the Servicer and operates a servicing center in Peterborough, Ontario from which it services a portion of the Servicer’s automobile loan portfolio. GMF of Canada was formed in 1998 as a separate corporation that is a wholly-owned subsidiary of the Servicer due to certain cross-border arrangements and tax matters associated with the Servicer’s maintenance of a non-U.S. servicing center. None of the Servicer’s other servicing centers, in Texas, Arizona and North Carolina, are owned or operated by separate legal entities.

ii.	Officers: The same executive officers of the Servicer manage the officers of GMF of Canada and the Servicer.

iii.	Servicing: The Servicer allocates the responsibility for servicing the receivables in its portfolio to one of its four servicing centers (including GMF of Canada) based principally on the geographic location of the obligor under the related receivable (e.g. the servicing center in Canada services loans located in the northeastern part of the United States). Receivables representing approximately one-quarter of the Servicer’s portfolio are serviced out of each of these four centers. There is a single set of servicing policies and procedures, developed exclusively by the Servicer, that is used to service receivables at each servicing center; the servicing personnel at each center receive identical training; and the computer and telephone systems used at each servicing center are part of the same, interconnected systems. If one receivable is serviced at the servicing center in Arizona and another at the servicing center in Ontario, the only differences are in the identity and physical location of the servicing personnel monitoring the receivable—all servicing actions, protocols, procedures and systems employed are identical. Because the servicing is identical across the four servicing centers, from time to time, the Servicer switches the servicing responsibilities for receivables among servicing centers. This may be done to equalize workloads across servicing centers, to address servicing center specific staffing matters or to implement a disaster recovery system. The Servicer is able to do this precisely because the servicing procedures and methodologies are identical across all servicing centers.

iv.	Internal Controls: The internal audit and review procedures for the servicing activities performed at all four servicing centers are performed simultaneously, by the same auditing personnel and utilizing identical procedures. Our assessment and the accountants’ attestation report cover all loans in the Servicer’s servicing platform, which includes loans serviced at the Canadian servicing center as well as loans serviced at each of the other three servicing centers.

For all of the foregoing reasons, we believe that despite the fact that GMF of Canada is a separate legal entity from the Servicer it is nonetheless appropriate to treat GMF of Canada in the same manner as the Servicer’s other servicing centers for purposes of producing Item 1122 Reports on Assessment of Compliance with Servicing Criteria and Item 1123 Servicer Compliance Statements and, as a related matter, for requesting the related attestation reports from our accountants.

Sincerely,

/s/ Frank E. Brown III
Frank E. Brown III, Esq. Vice President, Associate Counsel and Assistant Secretary

cc:	Chris A. Choate
J. Michael May
John P. Keiserman, Esq.
Prachi Gokhale, Esq.

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